UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

HILLTOP HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

432748 10 1

(CUSIP Number)

Corey G. Prestidge

200 Crescent Court, Suite 1330

Dallas, Texas 75201

(214) 855-2177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 432748 10 1		SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,048,102 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,048,102 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,048,102 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7% (b)

14.	Type of Reporting Person (See Instructions) IN

(a)   Diamond A Financial, LP beneficially owns 15,044,616 shares of common stock. Mr. Ford is the sole general partner of Diamond A Financial, LP.  Mr. Ford also owns 3,486 shares of common stock.

(b)   Based on information from Hilltop Holdings Inc. that a total of 56,362,273 shares of common stock were outstanding at May 7, 2012.

CUSIP No. 432748 10 1		SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A Financial, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,044,616

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,044,616

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,044,616

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)   Based on information from Hilltop Holdings Inc. that a total of 56,362,273 shares of common stock were outstanding at May 7, 2012.

This Amendment No. 14 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006, Amendment No. 6 to Schedule 13D filed with the Commission on June 20, 2006, Amendment No. 7 to Schedule 13D filed with the Commission on October 17, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on February 1, 2007, Amendment No. 9 to Schedule 13D filed with the Commission on April 18, 2007, Amendment No. 10 to Schedule 13D filed with the Commission on May 1, 2008, Amendment No. 11 to Schedule 13D filed with the Commission on September 26, 2008, Amendment No. 12 to Schedule 13D filed with the Commission on December 3, 2008 and Amendment No. 13 to Schedule 13D filed with the Commission on January 9, 2009 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.01 par value per share, of Hilltop Holdings Inc. (formerly known as Affordable Residential Communities Inc.), a Maryland corporation (the “Issuer”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

On May 8, 2012, Issuer entered into a definitive agreement and plan of merger (the “Merger Agreement”) by and among the Issuer, PlainsCapital Corporation, a Texas corporation (“PlainsCapital”) and Meadow Corporation, a Maryland corporation and a direct, wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which PlainsCapital will merge with and into Merger Sub and become a subsidiary of the Issuer (the “Merger”).  In connection with entering into the Merger Agreement, PlainsCapital entered into a Voting and Support Agreement with Diamond A Financial, LP (the “Voting Agreement”).  The Voting Agreement generally requires that Diamond A Financial, LP  vote all of its shares in favor of the Merger and against alternative transactions and generally prohibits the transfer of such shares prior to the completion of the Merger.  The Voting Agreement will terminate upon the earlier of the completion of the Merger and the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.            Material to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

99.1	Voting and Support Agreement, dated May 8, 2012, by and between Diamond A Financial, LP and PlainsCapital Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       May 11, 2012

/s/ GERALD J. FORD
Gerald J. Ford

DIAMOND A FINANCIAL, LP

By:	/s/ GERALD J. FORD
Name:	Gerald J. Ford
Its:	General Partner